PHOENIX CAPTIAL GROUP HOLDINGS, LLC
18575 Jamboree Rd, Suite 830
Irvine, CA 92612

April 17, 2023

Adam Ferrari
11 Skysail Drive
Corona Del Mar, CA 92625

Re: Employment Agreement

Dear Adam:

As you know, since Phoenix Capital Group Holdings, LLC ("Phoenix" of the "Company"), was founded, you have provided invaluable service through the years providing your knowledge and experience to us as a Petroleum Engineering Consultant in creating our highly successful acquisition program.

We are now at a stage of development where your taking more of a leadership role in the Company would not only be appropriate, but would be highly impactful in our next stages of development.

As such, we would like to appoint you to the title of "Vice President of Engineering" of the Company. In this role, you will support the senior management in, and be consulted on, all petroleum asset acquisitions, finance and extraordinary transaction matters, as well as matters of strategic policy and direction. While not having the authority at this juncture to direct policy or execution of Company policy, nor contractually bind the Company, you will be considered a vital and requisite member of any decision-making process. This is considered to be an initial step towards a more formalized relationship as a senior officer of the Company.

Responsibilities in your new position will continue to be providing engineering support to the acquisitions/executive team at Phoenix, performing engineering and financial evaluations on mineral and leasehold acreage as requested by the acquisitions/executive team at Phoenix and advising the executive team at Phoenix with respect to drilling and completions techniques being utilized by current partners of Phoenix.

As Vice President of Engineering, you will be paid $29,166.66 per month in accordance with Company policies and procedures, and you will be eligible for Company benefits, as the same may be amended or modified from time to time in the sole discretion of the Company.

This agreement supersedes and amends all previous agreements between you and Phoenix related to any position or for services provided by you. This contract can be terminated at any time and for any reason at the sole discretion of Phoenix and no notice period is required. This agreement will be affirmed by the manager of Lion of Judah Capital, LLC and the manager of Phoenix.

(signatures on following page)

Sincerely,

Phoenix Capital Group Holdings, LLC

DocuSigned by:
Lindsey Wilson
2F91AFEE38824B1...

By: Lindsey Wilson
Its: Manager

Accepted by:

DocuSigned by:
Adam Ferrari
25BCF542B5D745D...

Adam Ferrari